               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                       Amendment No. 14 to
                          SCHEDULE 13D
                Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934




               ENSERCH EXPLORATION PARTNERS, LTD.
                    (Name of Subject Company)




                  Limited Partnership Interests
                 (Title of Class of Securities)



                           293908 10 9
              (CUSIP Number of Class of Securities)



                     W. T. Satterwhite, Esq.
            Senior Vice President and General Counsel
                       ENSERCH Corporation
                    300 South St. Paul Street
                       Dallas, Texas 75201
                    Telephone: (214) 651-8700
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

CUSIP No. 293908 10 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Enserch Processing Partners, Ltd., IRS Identification No.
          75-2013500

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
               -----

          (b)    X
               -----

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


          -----

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


          -----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0

14.  TYPE OF REPORTING PERSON*

          CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENSERCH Corporation, IRS Identification No. 75-0399066

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
               -----

          (b)    X
               -----

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


          -----

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          0

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


          -----

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0

14.  TYPE OF REPORTING PERSON*

          CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4. Purpose of Transaction/Item 5. Interest in Securities of
Issuer.

     This Amendment No. 14 of Schedule 13D relates to the dissolution of the Issuer and the distribution of the Issuer's assets to its partners, as their interests appear.

     On December 30, 1994, the reorganization of Enserch Exploration Partners, Ltd. ("EP") into a corporation was concluded and EP was liquidated, all as described in the Prospectus/Information Statement of New Enserch Exploration, Inc. and EP dated December 9, 1994, which formed a part of the Company's registration statement on Form S-4 (No. 33-56792) under the Securities Act of 1933, as amended ("Prospectus/Information Statement"), and which Prospectus/Information Statement is incorporated herein by reference. On December 30, 1994, the name of New Enserch Exploration, Inc. was changed to Enserch Exploration, Inc.

     The following News Release was issued on January 3, 1995:

     ENSERCH EXPLORATION PARTNERS, LTD.
     CONVERTED TO ENSERCH EXPLORATION, INC.

          DALLAS, TEXAS (January 3, 1995)--ENSERCH Corporation announces that the reorganization of Enserch Exploration Partners, Ltd. into a corporate entity was completed on December 30, 1994. Unitholders of Enserch Exploration Partners, Ltd. will receive one share of common stock in the new corporation for each partnership unit held upon delivery of the units to the exchange agent, Harris Trust Company of New York.

          Enserch Exploration, Inc. begins trading today on the New York Stock Exchange under the symbol EEX.

                           SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              ENSERCH Corporation



Dated: December 30, 1994      By   /s/ J. W. Pinkerton
                                   -------------------------------
                                   J.   W. Pinkerton,
                                   Vice President,
                                   Chief Accounting Officer


                              Enserch Processing Partners, Ltd.
                              By:  Enserch Processing Inc.,
                                   Managing General Partner



                              By   /s/ J. W. Pinkerton
                                   --------------------------------
                                   Vice President